                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 20)

                 FRESH FOODS, INC., formerly known as WSMP, INC.
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   929330 10 8
                                 (CUSIP Number)

                            James C. Richardson, Jr.
                                Fresh Foods, Inc.
                              361 Second Street, NW
                                Hickory, NC 28603
                                 (828) 304-2304
                  (Name, address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                               February 18, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 2,899,926 shares, which constitutes approximately 49.2% of the total number of shares outstanding. All ownership percentages set forth herein are based upon 5,848,649 shares of Common Stock issued and outstanding as of January 1, 2000. When calculating the number of shares reported herein and the number of shares outstanding, 50,000 shares issuable pursuant to currently exercisable options belonging to one of the individual signatories (the "Reporting Persons") are accounted for by aggregating the optioned shares with the shares that are beneficially owned by the Reporting Persons and dividing the sum by the number of shares outstanding plus the number of currently exercisable options belonging to the Reporting Persons.



                                  [Page 1 of 9]

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 2 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES CLAUDE RICHARDSON, JR.
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [X]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          1,345,881 (1)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 918,505 (3)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,701,410 (4)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,619,915
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        44.8% (5)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 3 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        DAVID R. CLARK
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [X]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          3,480 (6)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 3,480 (6)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,277,514
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.8% (5)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 4 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES M. TEMPLETON
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [X]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          88,617 (7)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,333,235 (8)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 88,617 (7)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,333,235 (8)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,421,852
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        24.1% (5)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 5 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        GREGORY ALBION EDGELL
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [X]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          137,500 (9)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,241,149 (10)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 137,500 (9)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,241,149 (10)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,378,649
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.6% (5)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 6 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        HERTH MANAGEMENT, INC.  56-1645597
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [X]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        NORTH CAROLINA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER (11)
  BENEFICIALLY OWNED BY          1,227,235 (12)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER (11)
                                 1,227,235 (12)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,227,235
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.0% (5)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 7 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        COLUMBIA HILL, LLC  56-2016827
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [X]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        NORTH CAROLINA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER (13)
  BENEFICIALLY OWNED BY          46,799 (14)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,227,235 (15)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER (13)
                                 46,799 (14)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,227,235 (15)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,274,034
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.8% (5)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 929330 10 8                 13D           Page 8 of 9 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LARRY D. HEFNER
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [X]
        (b)      [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC, BK, PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          10,000 (16)
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 10,000 (16)
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,274,034 (2)
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,284,034
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.0% (3)
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

                                                   ----------------------------
                                                    Page 9 of 9 Pages
                                                   ----------------------------

(1) Consists of 1,345,881 shares owned of record (including 1,084 shares owned through the Company's Employee Stock Purchase Plan as of December 31, 1999).

(2) Consists of (i) 1,227,235 shares owned beneficially through HERTH Management, Inc. and (ii) 46,799 shares owned beneficially through Columbia Hill, LLC.

(3) Includes 1,345,881 shares owned of record and excludes 427,376 shares of record over which the Reporting Person shares dispositive power.

(4) Includes (i) 1,227,235 shares owned beneficially through HERTH Management, Inc., (ii) 46,799 shares owned beneficially through Columbia Hill, LLC and
     (iii) 427,376 shares of record over which the Reporting Person shares dispositive power.

(5) Calculated by taking the aggregate amount beneficially owned by the individual reporting person and dividing by the number of shares outstanding (5,848,649).

(6) Consists of 3,480 shares owned of record (including 2,230 shares owned through the Company's Employee Stock Purchase Plan as of December 31,
     1999).

(7) Consists of (i) 38,617 shares owned of record (including 1,280 shares owned through the Company's Employee Stock Purchase Plan as of December 31, 1999) and (ii) 50,000 shares subject to currently exercisable call options.

(8) Consists of (i) 1,227,235 shares owned beneficially through HERTH Management, Inc. and (ii) 106,000 shares owned beneficially through S&D Land Company, LLC.

(9)  Consists of 137,500 shares owned of record.

(10) Consists of (i) 1,227,235 shares beneficially owned through HERTH Management, Inc. and (ii) 13,914 shares beneficially owned through Capital Factors, Inc.

(11) Power is exercised by a majority vote of the shareholders of HERTH Management, Inc.

(12) Consists of 1,227,235 shares owned of record and does not include other shares beneficially owned by the shareholders of HERTH Management, Inc.

(13) Power is exercised by a majority vote of the members of Columbia Hill, LLC.

(14) Consists of 46,799 shares owned of record and does not include other shares beneficially owned by the members of Columbia Hill, LLC.

(15) Consists of 1,227,235 shares beneficially owned through HERTH Management, Inc.

(16) Consists of 10,000 shares owned of record.

ITEM 1.  SECURITY AND ISSUER

Item 1 is amended and restated in its entirety as set forth below:

         Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D most recently amended January 18, 2000, relating to the common stock, no par value (the "Common Stock"), of Fresh Foods, Inc., formerly known as WSMP, Inc. (the "Company"), and whose principal executive offices are located at 9990 Princeton Road, Cincinnati, Ohio 45246.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is further amended to add the following paragraphs to the end of Item 3:

         As of February 1, 2000, Mr. Richardson entered into a stock purchase agreement with Ulyssess Grisette providing for the purchase of 15,108 shares of Common Stock by Mr. Richardson at a price of $8.00 per share. The agreement provides for the payment of $60,432 in cash and the delivery by Mr. Richardson of a three-year promissory note bearing interest at 8% annum for the remaining $60,432.

         As of February 9, 2000, Mr. Richardson entered into a Stock Purchase Agreement with C. Kenneth Wilcox providing for the purchase of 43,341 shares of Common Stock by Mr. Richardson at a price of $8.00 per share. The Stock Purchase Agreement provides for the payment of $173,364 in cash and the delivery by Mr. Richardson of a three-year promissory note bearing interest at 8% per annum for the remaining $173,364.

         As of February 9, 2000, Mr. Richardson entered into a Stock Purchase Agreement with Gary Abernethy providing for the purchase of 31,533 shares of Common Stock by Mr. Richardson at a price of $8.00 per share. The Stock Purchase Agreement provides for the payment of $126,132 in cash and the delivery by Mr. Richardson of a three-year promissory note bearing interest at 8% annum for the remaining $126,132.

         As of February 11, 2000, Mr. Richardson entered into a Stock Purchase Agreement with John H. Elmore, Jr. providing for the purchase of 10,731 shares of Common Stock by Mr. Richardson at a price of $8.00 per share. The Stock Purchase Agreement provides for the payment of $42,924 in cash and the delivery by Mr. Richardson of a three-year promissory note bearing interest at 8% annum for the remaining $42,924.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is amended and restated in its entirety as set forth below:

         (a) As of the close of business on February 18, 2000, the Reporting Persons, as a group, beneficially owned, as that term is defined in Rule 13d-3 under the Act, 2,899,926 shares of Common Stock, constituting 49.2% of the outstanding shares. This amount includes the shares Mr. Richardson purchased from Messrs. Grisette, Wilcox, Abernethy and Elmore. See Item 6. The total number of shares of Common Stock outstanding was 5,848,649.

         As of the close of business on February 18, 2000, the Reporting Persons beneficially owned, as that term is defined in Rule 13d-3 under the Act, the following shares of Common Stock:

                                                                                         Percentage of
       Name of Reporting Person                   Number of Shares Held             Outstanding Shares (1)
----------------------------------------         -------------------------         --------------------------
James C. Richardson, Jr.                                  2,619,915                           44.8%
David R. Clark                                            1,277,514                           21.8
James M. Templeton                                        1,421,852                           24.1
Gregory A. Edgell                                         1,378,649                           23.6
HERTH Management, Inc.                                    1,227,235                           21.0
Columbia Hill, LLC                                        1,274,034                           21.8
Larry D. Hefner                                           1,284,034                           22.0

         (1) Calculated by taking the aggregate amount beneficially owned by the Reporting Person and dividing by the sum of the number of shares outstanding (5,848,649), plus the number of presently exercisable call options belonging to the Reporting Person.

         Of the shares beneficially owned by the Reporting Persons, the following shares of Common Stock are held pursuant to currently exercisable options under the Company's 1997 Special Stock Option Plan.


                                                       Currently                        Options Not
        Name of Reporting Person                  Exercisable Options              Currently Exercisable
-----------------------------------------      ---------------------------      -----------------------------
David R. Clark                                                --                                 --
James C. Richardson, Jr.                                      --                                 --
James M. Templeton                                        50,000                                 --
Gregory A. Edgell                                             --                                 --
Larry D. Hefner                                               --                                 --

         On February 18, 2000, Messrs. Clark, Richardson and Edgell cancelled all options to purchase Common Stock that had been issued and were then outstanding to them, including options not yet exercisable as well as options exercisable as of the date of cancellation. On February 18, 2000, Mr. Templeton cancelled 15,000 of the 65,000 options to purchase Common Stock that had been issued and were then outstanding to Mr. Templeton, including options not yet exercisable as well as options exercisable as of the date of cancellation. No value was, nor will be, received by any of the Reporting Persons in connection with the cancellation of their options.

         (b) The ownership of each non-individual Reporting Person is as follows:

          REPORTING PERSON          PERCENT OWNERSHIP         SHARES OF STOCK
          ----------------          -----------------         --------------
HERTH                                                             1,227,235
   Columbia                                45%                      552,256
   Richardson                              22                       269,992
   Edgell                                  22                       269,992
   Templeton                               11                       134,996
                                   --------------------    -----------------
                                          100%                    1,227,235

COLUMBIA                                                             46,799
   Clark                                   45%                       21,060
   Richardson                              40                        18,720
   Hefner                                  15                         7,020
                                   --------------------    -----------------
                                          100%                       46,799


         The direct and indirect Common Stock ownership of each Reporting Person, and the power to vote and dispose of the Common Stock, is as follows:

                                                 Shares Held                Shares Held
                          Shares Held        Indirectly through         Indirectly through
       Name               Directly (1)            HERTH (4)                Columbia (5)            Total Shares
--------------------     ---------------    ----------------------     ----------------------    -----------------
HERTH                       1,227,235                      --                         --            1,227,235
--------------------     ---------------    ----------------------     ----------------------    -----------------
Columbia                       46,799                 552,256                         --              599,055
--------------------     ---------------    ----------------------     ----------------------    -----------------
Richardson                  1,345,881 (2)             269,992                    239,622
                                                                                                    1,855,495
--------------------     ---------------    ----------------------     ----------------------    -----------------
Clark                           3,480                      --                    269,575
                                                                                                      273,055
--------------------     ---------------    ----------------------     ----------------------    -----------------
Templeton                      38,617                 134,996                         --
                               50,000 (3)                                                             250,113 (6)
--------------------     ---------------    ----------------------     ----------------------    -----------------
Hefner                         10,000                      --                     89,858               99,858
--------------------     ---------------    ----------------------     ----------------------    -----------------
Edgell                        137,500                 269,992                         --
                                                                                                      421,406 (7)
--------------------     ---------------    ----------------------     ----------------------    -----------------
Total                       2,899,926 (8)           1,227,236                    599,055
--------------------     ---------------    ----------------------     ----------------------    -----------------

         (1) Each Reporting Person has the sole power to vote and dispose of the shares, unless otherwise indicated.

         (2) The Reporting Person has sole voting power over 1,345,881 shares of record. The Reporting Person has sole dispositive power over 918,505 shares of record and joint dispositive power over 427,376 shares of record.

         (3) Represents shares that the Reporting Person has the option to acquire pursuant to currently exercisable stock options granted under the Company's 1997 Special Stock Option Plan.

         (4) Voting or disposition of HERTH's shares may be done only by the consent of the holders of a majority of its outstanding shares. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the shareholders of HERTH.

         (5) Voting or disposition of Columbia's shares may be done only by the consent of the holders of a majority of its membership interest. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the members of Columbia.

         (6) Mr. Templeton may be deemed the beneficial owner of 26,500 shares through his 25% ownership of S&D Land Company, LLC, which owns 106,000 shares of the Company.

         (7) Mr. Edgell may be deemed the beneficial owner of 13,914 shares through his 100% ownership of Capital Factors, Inc., which owns 13,914 shares of the Company.

         (8) Total includes the 26,500 shares owned by Mr. Templeton through S&D Land Company, LLC and the 13,914 shares owned by Mr. Edgell through Capital Factors, Inc.

         (c) See Item 6 as it relates to the Stock Purchase Agreements between Mr. Richardson and Ulyssess Grisette, C. Kenneth Wilcox, Gary Abernethy and John H. Elmore, Jr., respectively.

                  From January 4, 2000 to February 10, 2000, Mr. Templeton purchased 2100 shares of Common Stock in five market transactions at a price of $4.31 per share.

                  From January 7, 2000 to February 3, 2000, S&D Land Company, LLC purchased 75,000 shares of Common Stock in 57 market transactions, at prices ranging from $4.50 to $4.938 per share. Mr. Templeton holds a 25% interest in S&D Land Company, LLC.

                  On January 20, 2000, Capital Factors, Inc. purchased 4,000 shares of Common Stock in a private transaction for $7.50 per share. On January 26, 2000, Capital Factors, Inc. purchased 9,914 shares of Common Stock in a private transaction for $9.50 per share. Mr. Edgell holds a 100% interest in Capital Factors, Inc.

                  On February 17, 2000, Mr. Edgell purchased 5,000 shares of Common Stock in a private transaction for $7.50 per share.

         (d) Under the Pledge Agreement dated January 31, 2000 between Mr. Richardson and Mr. Grisette, all dividends and other amounts received by Mr. Richardson as a result of his record ownership of the 7,554 pledged shares shall be applied by him to the payment of the principal and interest on the promissory note to Mr. Grisette.

                  Under the Pledge Agreement dated January 31, 2000 between Mr. Richardson and Mr. Connor, Mr. Connor has the right to receive or the power to direct proceeds from the sale of the 422,011 pledged shares.

                  Under the Stock Purchase Agreement dated February 11, 2000 between Mr. Richardson and Mr. Elmore, Mr. Elmore has the right to receive or the power to direct proceeds from the sale of 5,365 of the purchased shares.

         (e) Not applicable.

         Pursuant to Rule 13d-4 of the Exchange Act Rules, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owner(s) of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to add the following at the end of Item 6:

         As of December 22, 1999, Mr. Richardson entered into a Stock Purchase Agreement with Charles F. Connor, Jr. whereby he agreed to purchase all shares of Common Stock beneficially owned by Mr. Connor at a price of $8.25 per share on or before January 31, 2000. A copy of the Stock Purchase Agreement was included as Exhibit 99.3 to Amendment No. 18 to the Schedule 13D of Mr. Richardson filed with the Commission on January 4, 2000 and, pursuant to Rule 12b-32 under the Act, is incorporated herein by this reference thereto.

         As of January 31, 2000, Mr. Richardson, Mr. Connor, Mr. Connor's wife and children and County-Wide Insurance Agency, Inc. entered into an Amendment to the Stock Purchase Agreement to correct, clarify and modify certain terms of the Stock Purchase Agreement dated December 22, 1999 and to provide for the joinder therein of those other shareholders. On February 1, 2000, the transactions contemplated by the Stock Purchase Agreement, as amended, were closed and all of the Common Stock beneficially owned by Mr. Connor was sold to Mr. Richardson. A copy of the Amendment to the Stock Purchase Agreement is filed as Exhibit 99.5 to this Amendment No. 20 to the Schedule 13D and is incorporated herein by this reference thereto.

         As of January 31, 2000, Mr. Richardson and Mr. Connor also entered into a Pledge Agreement by which, in order to secure his obligation to Mr. Connor under the Stock Purchase Agreement, Mr. Richardson pledged to Mr. Connor 422,011 of the shares Mr. Richardson purchased from him on December 22, 1999. A copy of the Pledge Agreement is filed as Exhibit 99.6 to this Amendment No. 20 to the Schedule 13D and is incorporated herein by this reference hereto.

         On February 1, 2000, Mr. Richardson entered into a stock purchase agreement with Ulyssess Grisette providing for the purchase of 15,108 shares of Common Stock by Mr. Richardson at $8.00 per share on or before February 1, 2000. Under the agreement, $60,432 of the purchase price was paid in cash and the balance is payable under a three-year note, with a portion of the purchased shares being held in escrow pending payment of the note.

         In connection with the stock purchase agreement between Mr. Richardson and Mr. Grisette, the parties signed a Promissory Note dated January 31, 2000 under which Mr. Richardson agreed to pay Mr. Grisette 60,432 in exchange for 7,554 shares of Common Stock. A copy of the Promissory Note is filed as Exhibit
99.7 to this Amendment No. 20 to Schedule 13D and is incorporated herein by this reference thereto.

         Also in connection with the stock purchase agreement between Mr. Richardson and Mr. Grisette, the parties entered into a Pledge Agreement dated January 31, 2000 under which Mr. Richardson agreed to pledge 7,554 shares of Common Stock as security for the repayment of the Promissory Note to Mr. Grisette. A copy of the Pledge Agreement is filed as Exhibit 99.8 to this Amendment No. 20 to Schedule 13D and is incorporated herein by this reference thereto.

         On February 9, 2000, Mr. Richardson entered into a Stock Purchase Agreement with C. Kenneth Wilcox providing for the purchase of 43,341 shares of Common Stock by Mr. Richardson at $8.00 per share on or before February 9, 2000. Under the Stock Purchase Agreement, $173,364 of the purchase price was paid in cash and the balance is payable under a three-year note, with a portion of the purchased shares being held in escrow pending payment of the note. A copy of the Stock Purchase Agreement is filed as Exhibit 99.9 to this Amendment No. 20 to the Schedule 13D and is incorporated herein by this reference hereto.

         On February 9, 2000, Mr. Richardson entered into a Stock Purchase Agreement with Gary Abernethy providing for the purchase of 31,533 shares of Common Stock by Mr. Richardson at $8.00 per share on or before February 9, 2000. Under the Stock Purchase Agreement, $126,132 of the purchase price was paid in cash and the balance is payable under a three-year note, with a portion of the purchased shares being held in escrow pending payment of the note. A copy of the Stock Purchase Agreement is filed as Exhibit 99.10 to this Amendment No. 20 to the Schedule 13D and is incorporated herein by this reference hereto.

         On February 11, 2000, Mr. Richardson entered into a Stock Purchase Agreement with John H. Elmore, Jr. providing for the purchase of 10,731 shares of Common Stock by Mr. Richardson at $8.00 per share on or before February 11, 2000. Under the Stock Purchase Agreement, $42,924 of the purchase price was paid in cash and the balance is payable under a three-year note, with a portion of the purchased shares being held in escrow pending payment of the note. A copy of the Stock Purchase Agreement is filed as Exhibit 99.11 to this Amendment No. 20 to the Schedule 13D and is incorporated herein by this reference hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following exhibits:

         Exhibit 99.3. Stock Purchase Agreement between Mr. Richardson and Mr. Connor dated as of December 22, 1999 (included as Exhibit 99.3 to Amendment No. 18 to the Schedule 13D of Mr. Richardson filed with the Commission on January 4, 2000 and, pursuant to Rule 12b-32 under the Act, incorporated herein by this reference thereto).

         Exhibit 99.5. Amendment to Stock Purchase Agreement, dated as of January 31, 2000 among Mr. Richardson, Mr. Connor and certain other shareholders.

         Exhibit 99.6. Pledge Agreement, dated as of January 31, 2000, between Mr. Richardson and Mr. Connor.

         Exhibit 99.7. Promissory Note, dated as of January 31, 2000, between Mr. Richardson and Mr. Grisette.

         Exhibit 99.8. Pledge Agreement, dated as of January 31, 2000, between Mr. Richardson and Mr. Grisette.

         Exhibit 99.9. Stock Purchase Agreement, dated as of February 9, 2000, between Mr. Richardson and Mr. Wilcox.

         Exhibit 99.10. Stock Purchase Agreement, dated as of February 9, 2000, between Mr. Richardson and Mr. Abernethy.

         Exhibit 99.11. Stock Purchase Agreement, dated as of February 11, 2000, between Mr. Richardson and Mr. Elmore.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ James C. Richardson, Jr.
--------------------------------                            March 20, 2000
James C. Richardson, Jr.


/s/ David R. Clark
--------------------------------                            March 20, 2000
David R. Clark


/s/ Gregory A. Edgell
--------------------------------                            March 20, 2000
Gregory A. Edgell


/s/ James M. Templeton
--------------------------------                            March 20, 2000
James M. Templeton


/s/ Larry D. Hefner
--------------------------------                            March 20, 2000
Larry D. Hefner



COLUMBIA HILL, LLC


By:  /s/ David R. Clark                                     March 20, 2000
     ----------------------------------
     David R. Clark, Member



HERTH MANAGEMENT, INC.


By:  /s/ James M. Templeton                                 March 20, 2000
     ----------------------------------
     James M. Templeton, Vice President